DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

MARQUÉS DE LA ENSENADA, 2
28004 MADRID
TELEPHONE 91 702 2680
FAX 91 702 2765

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

[redacted]-91-702-2749
rco@dpw.com

06013465

File No. 82-5201

May 16, 2006

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
MAY 16 2006
WASH, D.C. 156 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated May 16, 2006, entitled, "First Quarter Results 2006".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

José Marco
Legal Assistant
Capital Markets

5/18

Enclosure

By Hand Delivery

Gamesa



Gamesa,

First Quarter Results 2006

16th of May 2006

Highlights

Gamesa

- ✓ Closing of divestment processes
- ✓ Starting of blades production in the USA (Ebensburg)
- ✓ Signing PPA with First Energy, Corp.
- ✓ Selling full Production Capacity
- ✓ Allocating 2006 Investment Plan
- ✓ Reaching 3 year agreement with Isofotón, S.A.

Closing of Divestment Processes

Gamesa

- **Gamesa Aeronáutica (effective April 26th)**
  - Buyer: Consortium Synergy Industry and Technology, S.A.
  - Enterprise Value € 360 MM, of which € 315 MM are net financial debt
  - Cash in € 20 MM at signature, € 25 MM after 36 months (the corresponding capitalised financial cost has not been included in the figure)
  - Associated Payroll of 2,650 (March 2006)
  - No further liabilities
- **Gamesa Servicios (expected date May 19th)**
  - Ownership: 3i
  - Enterprise Value € 170 MM + € 10 MM after 42 months
  - Associated Payroll 2,156 (March 2006)
  - 7 year Service Level Agreement (SLA) split in two phases of 3.5 year each
- **Total Cash Generated: € 190 MM + € 35 MM**
- **Total Debt Deconsolidated: € 315 MM (23% of total group as of Dec 05)**
- **Total Payroll Reduction: 4,806 (55% of total group)**

Allocating 2006 Investment Plan

Gamesa

2006 Capex Allocation		Market: Existing	Market: New
Products	Existing	Maintenance € 20 MM	New Markets € 67 MM
	New	New Capacity € 77 MM	New Activities and R&D € 27 MM

Total Investment ~ € 190 MM

Allocated to Capacity Increase and New Markets

Core Business Activities. WTG

Gamesa

Financial Indicators - WTG Division

	1Q 2005	1Q 2006	Comments
Delivered (MW)	306	364	• Better performance of deliveries vs. 2005 (+20% growth)
Δ WIP (MWe)	85	88	
Units Sold (MWe)	391	452	• According to scheduled sales program • 100% production capacity sold • +16% volume increase
Product Mix			
G5x	46%	47%	• Similar product mix
G8x	54%	53%	
EBITDA mg	16%	16%	
Capex (MM EUR)	8	10	• In line with investment plan
Δ Working Capital (MM EUR)	+35	+18	• Slight improvement due to Working Capital management

Core Business Activities. WTG

Management Indicators – WTG Division

- ❑ **International Industrial Base.**


USA
Capacity: 900 MW
Investment: € 86 MM
Headcount: 581
CHINA
Capacity: 700 MW
Investment: € 28 MM
Headcount: 526

- ❑ **Value Engineering.**
  - ❑ New Hybrid Blade improves consumption of carbon fiber current constraints by 2/3 while improving yearly throughput

Core Business Activities. Wind Farms

Gamesa

Financial Indicators – WF Division

	1Q 2005	1Q 2006	Comments
Delivered (MW)	39	50	• Speeding up committed WF (+28% increase)
Δ WIP (MWe)	111	-10	• WC requirement management
Units Sold (MWe)	150	40	
Geographical Mix			
Spain	20%	46%	• De-bottlenecking
Italy	32%	25%	
Portugal	32%	24%	
RoW	16%	5%	
Δ Working Capital (EUR MM)	+156	-29	• Decrease of Working Capital due to WIP reduction

Core Business Activities. Wind Farms

Management Indicators – WF Division

Pipeline (MW)


16.551
20.000
2005
2006

Geographical Split of Pipeline


RoW
6%
USA
33%
Europe
61%
Other
26%
Spain
49%
UK
10%
Italy
13%
Portugal
2%

Corporate Business Performance

Gamesa

Consolidated Financial Indicators (I)

(MM EUR)	1Q 2005	<1Q 2006	Comments
Net Sales	335	389	• +27% increase in WTG and 52% decrease in Wind Farms
EBITDA	89	56	• WTG Manufacturing margins remain at 16% • Lower contribution of WF Division due to WIP reduction
EBITDA / Sales	26%	14%	
Net Profit	52	22	• According seasonality and to 2006 budget
Net Profit / Sales	15%	6%	
Δ Working Capital	+218	+19	• Improved Working Capital management through WIP control both in WTG Manufacturing and Wind Farms
Gearing	1.44x	1.39x	• Improvement due to lower Working Capital requirements

Note: 2005 and 2006 figures do not include Aeronautics and Services divisions, and are non-audited figures

Corporate Business Performance

Gamesa

Consolidated Financial Indicators (II)

- **Revenues.**
  - WTG Division. Business performance driven by volumes (+16%) and prices (+9%)
  - Wind Farms. Drop of 52% driven by 75% fall in volumes (bringing down WIP)

- **Margins.**
  - WTG Manufacturing
    - EBITDA margin of 16% implies a 2% improvement on 2005 average margin (14%)
    - Expected continued improvement up to 18% by year end
  - Wind Farms
    - Keeping 2005 margins
    - Aplying new WIP accounting rules to a more conservative procedure

Outlook

Gamesa

- **Positive Regulatory Environment. Administrations (USA, China, Spain, ...) have reinforced their political support towards Wind Energy.**
- **High Demand. Demand for WTG and Wind Farms exceeds current supply capacity world wide.**
- **Challenges.**
  - Seasonality implies significant logistic effort to be managed
  - WF lead-time accomplishement within 2006
  - Time-to-Volume for Capacity Expansion Plan
  - Raw material and components Sourcing

Gamesa expects a growth in line with the evolution of its core markets in 2006

Forward Looking Statement

Gamesa

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.